Mail Stop 0407

      December 15, 2004


Mr. Arthur Dubroff
Chief Financial Officer
Net2Phone, Inc.
520 Broad Street
Newark, NJ 07102

	RE:	Net2Phone, Inc.
		Form 10-K for the fiscal year ended July 31, 2004
		Filed October 14, 2004

		Form 10-Q for the quarter ended October 31, 2004
		File No. 0-26763

Dear Mr. Dubroff:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended July 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 40

1. It appears that your segments contribute in a disproportionate way to your operating results. In future filings, discuss your results of operations on a segment basis. Refer to Section 501.06 of the Codification of Financial Reporting Policies. In addition to discussing your segment measure of profitability, we believe that you should discuss in MD&A the items that reconcile your measure of segment profitability to operating profit on a GAAP basis, as discussed in footnote 28 of Section 501.06 of the Codification of Financial Reporting Policies.

Comparison of Fiscal Years Ended July 31, 2003 and 2002

2. Tell us the nature and amount of your "one-time connectivity reserve reversals," which decreased your direct cost of revenue in fiscal 2003. Disclose the amount of such reversals in future filings.

3. We note at page 43 that your selling, general and administrative expenses include amounts paid in connection with revenue-sharing arrangements. Describe for us the nature of your current revenue-sharing arrangements and tell us your basis for classifying the payments as selling, general and administrative expense.

Item 9A.  Controls and Procedures

4. We note that your chief executive officer and your chief financial officer concluded that your disclosure controls and procedures were
"effective in alerting them on a timely basis to material information relating to Net2Phone (and its consolidated subsidiaries) required to be included in our reports filed or submitted under the Exchange Act." Please supplementally confirm that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Please also revise your future filings accordingly. Alternatively, you may simply state, in future filings, that your disclosure controls and procedures are effective.


Consolidated Statements of Operations

5. In future filings, revise your presentation of the caption "direct cost of revenue (exclusive of items shown below)" to specifically indicate the items to which you are referring. If your caption is intended to refer to items other than depreciation and amortization, tell us why the other items are not included within "direct cost of revenue."

Note 2 - Summary of Significant Accounting Policies

	Revenue Recognition

6. We note that you recognize revenue from pre-payments for services after you conduct evaluations of outstanding, remaining pre-payment balances and determine, based on historical data, that such balances are not likely to be utilized. Please clarify the nature of these services and tell us the terms of the agreement. Tell us how you determined that it is appropriate to recognize revenue before you have no further obligations with respect to the pre-paid services. Also, describe for us the amount and nature of the historical transactions which you use to support your accounting policy.

Note 14 - Related Party Transactions

7. Please address the following items regarding your memorandum of understanding with IDT:

* Tell us your basis in the accounting literature for applying variable accounting treatment to the shares that will be held in escrow to be released to IDT in equal annual installments.
* We note that you have recorded a charge of $3.4 million during fiscal 2004, which represents the market value of the 1.0 million shares that you may issue and subsequently release from escrow to IDT for services and benefits provided by IDT during fiscal 2004. Clarify for us how you will compensate IDT for these services and benefits if a definitive agreement is not reached and the shares are not issued.
* Tell us how you applied the guidance in SFAS 128 in determining that it was appropriate to include the 1.0 million shares for purposes of computing basic earnings per share.
* Describe for us why you believe that differentiating between direct cost of revenue and selling, general and administrative expenses for the service provided by IDT is not practicable. Describe in more detail the nature of the services and why these services do not have readily identifiable market values. In addition, tell us how you determined the number of shares to be issued in exchange for the services.


Form 10-Q for the quarter ended October 31, 2004

Note 10 - Subsequent Events

8. We note your disclosure that you have introduced a warrant incentive program. Tell us how you account for the warrants issued under this program and your basis in the accounting literature.


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


You may contact Melissa Hauber, Staff Accountant, at (202) 942-
2858
or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 942-
1876
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,


							Larry M. Spirgel
							Assistant Director




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Mr. Arthur Dubroff
Net2Phone, Inc.
December 15, 2004
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